[redacted]

SEC Mail Processing Section
FEB 2 [illegible]
Washington, DC 103

SE 08026899 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07. (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLLAVARRA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 PARK AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL O'REILLY-HYLAND / CHEHRAZAD HAARL 646 201 4886.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBURD & LOKETCH LLP.
(Name – *if individual, state last, first, middle name*)

49 WEST 45TH STREET (Address) NEW YORK (City) NY (State) 10036. (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC 103

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Paul O'Reilly-Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunkyarra Capital LLC, as of 28 February, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN LANG
Notary Public, State of New York
No. 01LA5053454
Qualified in Queens County
Commission Expires December 18, 2009

[Signature]
Signature

Managing Partner
Title

Kathleen Lang
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUNAVARRA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

REPORT PURSUANT TO RULE 17A-5(d)

TABLE OF CONTENTS

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

Independent Auditor's Report

To the Member
Ounavarra Capital, LLC

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC, as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7, 8 and 9 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldburd & Loketch LLP

New York, New York
February 27, 2008

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets	
Cash	$ 210,675
Accounts receivable	259,086
Total current assets	469,761
Fixed assets, at cost less accumulated depreciation of $ 2,495	10,497
Total assets	$ 480,258

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 45,756
Credit card payable	15,383
Total current liabilities	61,139
Member's capital	419,119
Total liabilities and members' capital	$ 480,258

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

OUNAVARRA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Broker-dealer activities	$ 530,729
Special member payment	35,000
Total revenues	565,729
General and administrative expenses	226,124
Net Income	$ 339,605

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

OUNAVARRA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Members	Capital at 1/1/07	Contributions	Withdrawals	Net Income	Capital at 12/31/07
Paul O' Reilly-Hyland	-	$ 100,000	$ (20,486)	$ 339,605	$ 419,119
	-	$ 100,000	$ (20,486)	$ 339,605	$ 419,119

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

OUNAVARRA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net Income	$ 339,605
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,495
(Increase) decrease in accounts receivable	(259,086)
Increase (decrease) in accounts payable	45,756
Increase (decrease) in credit card payable	15,383
Total adjustments	(195,452)
Net cash provided by operating expenses	144,153
Cash flows from investing activities:	
Cash payments for the purchase of property	(12,992)
Net cash (used) by investing activities	(12,992)
Cash flows from financing activities:	
Member's capital contributed	100,000
Guaranteed payments and distributions to partners	(20,486)
Net cash provided by financing expenses	79,514
Net increase (decrease) in cash	210,675
Cash - beginning of year	0
Cash - end of year	$ 210,675
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 75

See accountants' report and notes to financial statements

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Ounavarra Capital, LLC was formed January 11, 2007 as a limited liability company under the laws of the state of Delaware with offices in the state of New York. The Company is organized to be a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an non-clearing broker and does not handle any customer funds or securities.

2. INCOME TAXES:

The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company's net capital and excess net capital were $419,119 and $414,119 respectively.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

		Estimated Useful Life
Furniture and fixtures	1,805	7 years
Machinery & equipment	11,187	5 years
	12,992	
Less: accumulated depreciation	2,495	
Total	$ 10,497	

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION

OUNAVARRA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Outside services	$ 22,650
401(k) matching	1,816
Automobile	349
Bank & collections charges	95
Computer expense	362
Consulting fees	1,154
Depreciation	2,495
Donations	6,250
Dues and subscriptions	5,225
Education	857
Gifts	890
Insurance	1,648
Interest expense	75
Internet	867
Meals and entertainment	13,254
Medical	5,390
Miscellaneous	44
Office expense	2,811
Office supplies	7,494
Organization expense	20,906
Payroll service fees	2,666
Penalties	180
Postage	704
Printing	2,157
Repairs & maintenance	1,300
Salaries - employees	60,564
Payroll taxes	5,442
Telephone	5,535
Transportation expense	240
Travel	52,704
Total general and administrative expenses	$ 226,124

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

OUNAVARRA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

Total Ownership equity	$ 419,119
Ownership equity not allowable	-
Total Qualified ownership equity	419,119
Add:	
Subordinated liabilities- allowable	-
Other credits	-
Total capital and allowable subordinated liabilities	419,119
Deductions	
Unsecured receivables	-
Property, furniture and equipment	-
Security deposits	-
Net capital before haircuts	419,119
Haircuts:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net capital	419,119
Minimum net capital	5,000
Excess net capital	$ 414,119

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

OUNAVARRA CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

OUNAVARRA CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

Independent Auditor's Report

To the Member
Ounavarra Capital, LLC

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC , as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital , LLC, as of December 31, 2007, in conformity with accounting principles, generally accepted in the United States of America.

Goldburd & Loketch LLP

New York, New York
February 27, 2008

OUNAVARRA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets	
Cash	$ 210,675
Accounts receivable	259,086
Total current assets	469,761
Fixed assets, at cost less accumulated depreciation of $ 2,495	10,497
Total assets	$ 480,258

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 45,756
Credit card payable	15,383
Total current liabilities	61,139
Member's capital	419,119
Total liabilities and members' capital	$ 480,258

See accountants' report and notes to financial statements

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Ounavrara Capital, LLC was formed January 11, 2007 as a limited liability company under the laws of the state of Delaware. The Company is organized to be a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an non-clearing broker and does not handle any customer funds or securities.

2. INCOME TAXES:

The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company's net capital and excess net capital were $419,119 and $414,119 respectively.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation or amortization are eliminated from the accounts and the resulting gain or loss, if any, is included in income. Depreciation is computed using straight-line and accelerated methods as prescribed by the Internal Revenue Code. The following represents detail of these accounts:

		Estimated Useful Life
Furniture and fixtures	1,805	7 years
Machinery & equipment	11,187	5 years
	12,992	
Less: accumulated depreciation	2,495	
Total	$ 10,497	

OUNAVARRA CAPITAL LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2007

GOLDBURD & LOKETCH LLP
CERTIFIED PUBLIC ACCOUNTANTS

JACOB GOLDBURD, CPA
LOUIS LOKETCH, CPA
RIVKY RABINOWITZ, CPA

49 West 45th Street, New York, NY 10036
Telephone (212) 302-8970
(212) 869-2316
Facsimile (212) 869-1140

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member
Ounavarra Capital LLC

In planning and performing our audit of the financial statements and supplemental schedule of Ounavarra Capital LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Ounavarra Capital LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldburd & Loketch LLP

New York, New York
February 27, 2008

END